CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH "[***]". SUCH IDENTIFIED INFORMATION HAS BEENEXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND(II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

CHRISTIE'S

Christie's Hong Kong Limited
Alexandra House
18 Chater Road
United States Central Hong Kong

Masterworks Gallery LLC
255 Liberty Street 22nd Floor
29th Floor, NY, NY 10281

("you", "your") ("Christie's", "we", "us", "our")

Account: [***]

Your contact: [***]
[***]@christies.com
+1 [***]

Seller's Agreement including Minimum Price Guarantee

3rd November 2021

Thank you for entrusting Christie's to auction your **property**, as shown in the **property schedule** in Part 1 (collectively, the "**property**", each a "**lot**") in the upcoming Christie's auction as listed below.

Sale Room	Sale Title	Proposed Sale Date	Sale Number
Hong Kong	20th and 21st Century Art Evening Sale	1 December 2021	16900

Parts 1 and 2 of this document form the terms of our agreement with you. Please read them carefully, then sign and return this document to Christie's. You can find the meanings of words in bold at the beginning of Part 2.

Contractual obligations and duties created hereunder are only valid once all parties have signed this agreement. Once you have signed this agreement, you may not withdraw any **lot** from auction except as allowed under Part 2 paragraph 9 of this agreement.

I have read and agree to the terms of this agreement

Signed by:

for and on behalf of Masterworks Gallery LLC

Signed by:

for and on behalf of Christie's Hong Kong Limited

Part 1
Property Schedule

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH "[***]". SUCH IDENTIFIED INFORMATION HAS BEENEXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND(II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

CHRISTIE'S

Proposed Sale Date	Sale Title	Sale Number	Sale Location
1 December 2021	20th and 21st Century Art Evening Sale	16900	Hong Kong

SN00641542/001

GEORGE CONDO [***] Space, 2014-2015	**Quantity**	1

Seller's Commission

We will retain as **seller's commission** any portion of the **hammer price** remaining after payment is made to you pursuant to the payment section, below.

Sale Expenses

Christie's agrees to pay all **sale expenses** incurred by us in respect of selling the **property**.

Payment

We will send you the **proceeds of sale** (including the **seller's profit share** referenced below, if any) 35 days after the auction if we have received cleared payment in full from the buyer by then. If we have not received payment in full within 35 days after the auction, we will send you the **proceeds of sale** no later than 5 **working days** after we receive cleared payment in full from the buyer.

If, by 95 days after the auction (and if that day is not a **working day** then the next **working day**), you have not received the **guaranteed amount** in full, and provided the sale of any **lot** has not been cancelled for any reason under Part 2, paragraph 15(a)(ii) to (v) of this agreement, then we will send you the difference between the **guaranteed amount** and the amounts already paid to you (if any).

Guaranteed amount: USD [***] **seller's profit share: [*****]% of the amount by which the HKD **hammer price** exceeds the HKD **guaranteed amount**.

The HKD **guaranteed amount** will be calculated by converting the **guaranteed amount** into its HKD equivalent at the cost to us of buying the **guaranteed amount** at the forward rate of exchange between US dollars and HK dollars for value on the date which is 35 days after the auction obtained by us from our bank on the next working day after: (i) the execution of this agreement by both parties; and (ii) confirmation after our receipt and inspection of the **property**, that the **property** is in good condition.

The **seller's profit share** (if any) will be paid to you in US dollars and will be converted into US dollars at the cost to us of buying the **seller's profit share** at the forward rate of exchange between HK dollars and US dollars for value on the date which is 35 days after the auction obtained by us from our bank on the next working day after the auction.

Our certificate as to such exchange rates will be conclusive.

Any date where we are to remit our payment to you is a **payment date**. If the **payment date** falls on a weekend or public holiday, payment will be made on the next **working day**.

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH "[***]". SUCH IDENTIFIED INFORMATION HAS BEENEXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND(II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

CHRISTIE'S

Payment will only be made to you and will be made pursuant to the payment instructions set out below, unless you provide us with a new method of payment on a separate Payment Instruction Form.

☐ **Use existing payment instructions**

Sale Site	Currency	Detail	Bank Country
Hong Kong	USD	FIRST REPUBLIC BANK *******	United States

Payment will only be made to you. Please provide us with your method of payment on a separate Payment Instruction Form.

☐ **I will provide new payment instructions**

☐ Hong Kong

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH "[***]". SUCH IDENTIFIED INFORMATION HAS BEENEXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND(II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

CHRISTIE'S

Part 2: Terms and Conditions of Sale

Please read all parts of this agreement carefully.

1. Meaning of words used in this agreement

authentic – a genuine example, rather than a copy or forgery, of:

- the work of a particular artist, if it is described as the work of that artist;
- a work entirely created within a particular period or culture, if it is described as a work created during that period or culture;
- a work from a particular origin or source, if the work is described as being of that origin or source; or
- in the case of gems, a work which is made of a particular material, if it is described as being made of that material. **authenticity warranty** – the guarantee we give to the buyer in the **buyer's agreement** that a **lot** is **authentic**.

buyer's agreement – the terms of the contract of sale between us as your agent and the buyer set out at the back of the auction catalogue and/or posted on our website related to the auction, which may also be referred to as the "conditions of sale". **buyer's premium** – the charge the buyer pays us along with the **hammer price** as set out in the **buyer's agreement**.

Christie's group company – Christie's International Plc, its subsidiaries and other companies within the corporate group.

condition – the physical **condition** of a **lot**.

condition report – a report we may provide to a potential buyer on the **condition** of a **lot**.

estimate – the price range included in the catalogue, and/or posted on our website or any **saleroom notice** related to the auction within which we believe a **lot** may sell. The **low estimate** means the lower figure in the range and **high estimate** means the higher figure. The **mid estimate** is the mid point between the two.

gross proceeds of sale – the **proceeds of sale** plus all **sale expenses** and any other amounts owed to us under this agreement (if any). **guaranteed amount** – the amount described in Part 1.

hammer price – the amount of the highest bid the auctioneer accepts for the sale of the **lot**.

lot – an item of **property** to be offered for sale (or two or more items of **property** to be offered for sale as a group). **payment date** – the date described in Part 1.

proceeds of sale – in relation to a **lot**, the **hammer price** up to the **guaranteed amount** plus the **seller's profit share** (if any) less, any **sale expenses** which you have agreed to pay and any other amounts owed to us under this agreement (if any).

property – the items you have asked us to offer for sale as described in Part 1 of this agreement.

property schedule – Part 1 of this agreement which sets out information about the **property**.

provenance – the ownership history of a **lot**.

reserve – the confidential amount below which, except as set out in Part 2 paragraph 5, we will not sell a **lot**.

sale expenses – the expenses incurred by us in connection with the auction, described in Part 1 of this agreement, if applicable.

saleroom notice – a printed notice or oral announcement or online posting on our website giving more information about a **lot** or the auction or the terms of the **buyer's agreement**. **seller's commission** – the commission described in Part 1. **seller's profit share** – the amount described in Part 1.

warranty – a statement or representation in which the person making it guarantees that the facts set out in it are correct and acknowledges that the other party is relying upon it to enter into this agreement. **working day** – means any day other than a weekend or public holiday on which Christie's offices are open for business in the sale site where the **property** was offered.

2. Appointment of Christie's

You appoint us as your 'exclusive agent' to sell the **property** by auction and agree that we may sell each **lot** to the buyer on the terms of the **buyer's agreement**. You will be directly responsible to the buyer for (a) the **warranties** in paragraph 3 (a) to (f); and (b) any representations you authorise us to make to the buyer on your behalf.

3. Your warranties

You give us the following **warranties** (and authorise us to give the **warranties** described in (a) to (f) to the buyer):

a) You are the authorized agent for Masterworks Cayman SPC on behalf of its 016 Segregated Portfolio ("Owner"), which is the sole owner of the **property** and you warrant that you are acting with the authority to represent the owner:

   i) You have the permission of the Owner to sell the **property** under the terms of this agreement and the **buyer's agreement**;
   ii) You will disclose to the Owner all material facts in relation to the sale of the **property**;
   iii) You will instruct us to remit the **proceeds of sale** directly to the Owner of the **property**;
   iv) You have or will obtain the consent of the Owner before you deduct any commission, costs or other amounts from the **proceeds of sale** you receive from us, if any;
   v) If you or any person or entity connected to you is receiving a commission from Christie's in connection with the **property**, your receipt of the commission is known to the Owner and neither your conduct nor receipt of the commission is unlawful or in breach of applicable laws and regulations (including without limitation any anti-bribery or anti-corruption laws);

vi) You have conducted appropriate customer due diligence on the Owner of the **property** in accordance with all applicable anti-money laundering and sanctions laws, consent to us relying on this due diligence and will retain for a period of not less than 5 years the documentation evidencing the due diligence. You will make such documentation (including originals, if available) promptly available for immediate inspection by an independent third-party auditor upon our written request to do so;

vii) The arrangements between you and your principal in relation to the **property** or otherwise do not, in whole or in part facilitate tax evasion or tax fraud;

viii) You do not know, and have no reason to suspect that your principal is under investigation, charged with or convicted of money laundering, terrorist activities or other crimes;

ix) You will inform the Owner that we will hold and process their personal data and may pass it to another **Christie's group** company as described in our privacy notice at http://www.christies.com/privacy.

b) You and any and the Owner will be together and separately responsible for performing your obligations under this agreement;

c) You have the right to transfer ownership of the **property** to the buyer without any restrictions or claims by anyone else; d) At the time of handing over the **property** to us, you have met all legal, financial and disclosure requirements relating to exporting or importing the **property**. You are not aware that anyone else has failed to meet these requirements;

e) You do not know, and have no reason to suspect, that the **property** is connected with the proceeds of crime (including proceeds arising from tax evasion) or results from a tax fraud;

f) You have given us all information you are aware of (including third party opinions) relating to whether the **property** is **authentic** and to the **condition**, and **provenance** of the **property**;

g) You have no reason to believe that any **lot** is not **authentic**;

h) You have told us in writing about any alterations, repairs or restoration to the **property** of which you are aware;

i) You have made sure that any **lot** containing any electrical or mechanical part is in a safe operating **condition**;

j) You have told us and will continue to tell us about all facts and matters of which you are aware which might affect the sale or value of the **property** or the terms on which we are prepared to accept the **property** for sale or to pay the **guaranteed amount** (including whether you have tried to sell the **property** in the last 5 years); and

k) You will tell us as soon as you become aware or have reason to suspect, that any of your **warranties** are, or may have become, false.

4. Estimates

We will fix the **estimate** for each **lot** in our sole discretion. An **estimate** is not a guarantee of the **hammer price** at which we will sell a **lot** and is a statement of opinion only. Neither you, nor anyone else, may rely upon any **estimate** as a prediction or guarantee of the actual selling price of the **lot**.

5. Reserves

The **reserve** for a **lot** cannot be higher than its **low estimate**. We will fix the **reserve** in our sole discretion. We will be entitled to sell any **lot** below the **reserve**, but doing so shall not affect our obligation to pay you the **guaranteed amount**.

6. Auction and marketing arrangements

We will have complete freedom as to:

a) how and where we exhibit and market the **property**;

b) the description, presentation and illustration of the **property** in the catalogue, on our website related to the auction and in any **condition report**;

c) how to divide the **property** into **lots**;

d) the contents of any **saleroom notice** relating to the auction;

e) how we organise the auction, including the date, place and manner of the auction, who we allow into the auction and whether we accept any bid;

f) whether to postpone, cancel or reschedule the auction;

g) whether we should consult anyone else about any **lot**;

h) whether to grant extended payment terms to the buyer of up to 90 days from the date of the sale (and if we do so, we will notify you of such extension by e-mail); and

i) whether to finance our obligations in this **agreement** through a third party.

7. Bidding

Neither you nor any affiliated or connected party may bid on any **lot** or arrange for any person to do so on your behalf. However, we will have the right as your agent to bid on your behalf, but only up to and not including the amount of the **reserve**.

8. Limits of liability

We do not give you any **warranty** in relation to any **lot** and will not be liable to you:

a) for any mistakes or missing information in the description of any **lot** provided we use our reasonable endeavours to catalogue the **lot** properly;

b) if the buyer fails to pay for the **lot**;

c) for any loss of profits or business, expected savings or loss of opportunity;

d) in any circumstances for any special, consequential, incidental or indirect damages of any kind. If, despite the terms above we are found to be liable to you for any of the matters set out in this paragraph, we will not have to pay more than the applicable **guaranteed amount** related to the relevant **lot**.

9. Withdrawal

a) **By you:**

i) You may not withdraw any **lot** from the auction unless we have broken any of our material obligations to you under this agreement in a way that:

(A) cannot be put right; or

(B) has not been put right before the auction or within 14 days of you telling us in writing (whichever is earlier).

ii) To withdraw your **lot** in these circumstances, you must let us know in writing as soon as reasonably possible after you become aware that we have broken any of our material obligations to you.

b) **By us:**

We may withdraw any **lot** from the auction at any time if:

i) we have reasonable doubts about its **provenance** or that it is **authentic**;

ii) the **property** is not in the same **condition** it was in when originally inspected by us;

iii) we have reasonable doubts about the accuracy of the **warranties** in paragraph 3 or your confirmations set out in paragraph 19;

iv) you have materially broken any of your material obligations to us under this agreement, in a way that:

(A) cannot be put right; or

(B) has not been put right three **working days** before the auction or within 14 days of us telling you in writing, (whichever is earlier); or

v) we reasonably believe at any stage that selling or offering the **lot** for sale will be illegal, put us at risk of any legal claim or cause damage to our reputation, or that other just cause exists.

c) **Consequences of withdrawing a lot from the auction** If we withdraw a **lot** from the auction under paragraph 9(b) or agree to you doing so (other than as permitted under paragraph 9(a)):

i) you will pay our reasonable costs and expenses in preparing the **lot** for sale;

ii) you will pay for any foreign exchange losses incurred by us in respect of our obligations under this agreement; and

iii) we will be entitled to end this agreement immediately by giving you written notice.

In addition, if we withdraw a **lot** from the auction under paragraph 9(b)(iii) or (iv), or agree to you doing so (other than as permitted under paragraph 9(a)), you will also pay a withdrawal fee equal to 75% of the **buyer's premium** (in each case plus relevant taxes) which would have been due if the **lot** had been sold at the **guaranteed amount** (as converted pursuant to Part 1, Payment).

10. Payment a) **Currency**

We will pay you in accordance with Part 1.

b) **Payment of the guaranteed amount**

Regardless of whether a **lot** sells at auction, you are entitled to receive the **guaranteed amount** subject to the terms of this agreement and our written confirmation that the **property**, once it is in our possession, is in satisfactory **condition**.

c) **Right to delay payment**

We may delay paying the **proceeds of sale** to you for a reasonable period if we reasonably believe that any of the circumstances set out in paragraph 15 (a)(ii)-(v) inclusive may apply.

11. Ownership

a) **Transferring ownership to the buyer**

Ownership of the **lot** will transfer to the buyer when we receive full and clear payment from the buyer.

b) **Transferring ownership to us**

Once we pay you the **guaranteed amount**, ownership, free of all other rights in the **lot**, will automatically pass to us and no further amounts will be payable by us to you.

12. Further rights

a) **Right of retention**

We may keep any **lot** (and any other items belonging to Owner which are under our control or under the control of another **Christie's group company**):

i) until Owner has paid all amounts it owes us or any **Christie's group company**; ii) for a reasonable period if we become aware of anyone else claiming ownership of, or any other interest in, the **lot** or we have reasonable doubts as to whether it is **authentic**;

iii) while we complete our client identification and registration procedures to our satisfaction; or

iv) if we consider we have to do so by law or regulation or due to a government inquiry.

In these circumstances, Christie's may charge you storage and physical loss or damage liability fees or move the **lot** to a third party or affiliate warehouse and charge you transport, storage and physical loss or damage liability fees. The

storage terms and costs at http://www.christies.com/storage shall apply.

b) **Right of sale**

If Owner owes money to us or to another **Christie's group company**, and we are holding any of Owner's **property**, we can sell it in any way commercially reasonable we think appropriate.

c) **Using the money**

You authorise us to use the **proceeds of sale** and any other amounts we owe Owner to:

i) pay any amount Owner owes us; and ii) pay on Owner's behalf any amount owner owes any other **Christie's group company**.

13. The buyer's premium, artist's resale royalty and taxes

a) **Buyer's premium**

We will be entitled to charge the buyer, and keep, a **buyer's premium**.

b) **Taxes**

i) You are responsible for any taxes imposed on the sale of the **property** that are personal to you. We have the right to withhold relevant tax amounts from any **proceeds of sale** due to you for the purpose of paying taxes on your behalf if we are required by law to do so, or if we have to pay any taxes, duties or other amounts to any tax authorities on your behalf or as a result of any information you give us being incorrect or due to your failure to complete any forms required by law, and you must reimburse to us the full amount and our related costs or expenses when we ask you to do so.

ii) You must give us all relevant information about your value-added tax status and that of the **property**, before signing this agreement and will advise us immediately if your value-added tax status changes.

14. Intentionally omitted

15. Cancelling the sale of a lot

a) We can cancel a sale of a **lot** if: i) the buyer fails to pay in full; ii) any of your **warranties** in paragraph 3 are not correct; iii) we reasonably decide that the buyer is entitled to cancel the sale under the **authenticity warranty**; iv) we reasonably believe that completing the transaction is or may be unlawful; or v) we reasonably decide that the sale of the **lot** places us or you under any liability to anyone else or may damage our reputation.

b) In these circumstances you authorise us to accept the return of the **lot**. If we have already paid you any of the **proceeds of sale**, you must repay them to us when we ask you to do so in HK dollars at the cost to us of buying the **guaranteed amount** and converting the **seller's profit share** into US dollars under Part 1, except that if the sale is cancelled under paragraph 15(a)(i), you shall be entitled to retain the **guaranteed amount**.

c) In the circumstances set out in paragraph 15(a)(ii), (iii) and (iv) if cancellation is as a result of your actions or failure to act, you must also pay us in full when we ask you to do so for any loss, liability (whether to the buyer or anyone else), expense or cost (including legal fees) we reasonably must pay as a result.

16. Physical loss of or damage to the property

a) Christie's will accept responsibility for physical loss or damage to the **property** as follows:

i) while the **property** is being transported from you to Christie's under the control of Christie's or its shipping agents;

ii) while the **property** is in Christie's possession or control; and

iii) if unsold, while the **property** is being transported from Christie's to you under the control of Christie's or its shipping agents.

b) Our liability will end:

i) If a **lot** is sold, when the buyer collects the **lot**; ii) If a **lot** is withdrawn from sale or a sale is cancelled and we are not required to pay the **guaranteed amount**, when we return the **lot** to you at our expense.

c) Our liability under paragraph 16 will be limited by the following:

i) Before the auction, we will not pay more than the **guaranteed amount** for a **lot**;

ii) After the auction, we will not pay more than the **guaranteed amount** plus **seller's profit share** (if any) if the **lot** is sold; or, if a **lot** is not sold, the **guaranteed amount**;

iii) We will not be liable for any physical loss or damage to any **lot** caused by climatic or atmospheric conditions not within our reasonable control, as long as we take reasonable care and skill in handling the **lot** to reduce the risk of physical loss or damage;

iv) We will not be liable for any physical loss or damage to picture frames or to glass forming part of picture frames caused by circumstances beyond our control as long as we take reasonable care and skill in handling the **lot** to reduce the risk of physical loss or damage; and

v) Certain other conditions which are available from us or on our website at http://www.christies.com/liabilityterms.

17. Ending the agreement

a) **Termination**

We will be entitled to end this agreement immediately on giving you written notice if: i) you have broken any of the

warranties; ii) we are entitled to terminate the **agreement** pursuant to paragraph 9, above; iii) the auction is cancelled; or iv) the sale of a **lot** is postponed by more than 14 days. If we terminate the agreement, our obligation to pay you the **guaranteed amount** will end immediately.

b) **Events beyond our control**

Neither you nor we will be responsible for any failure to meet our obligations under this agreement which is caused by circumstances beyond our or your reasonable control. This includes, but is not limited to strike, lock-out, fire, flood, natural disasters, war, armed conflict, terrorist attack, and nuclear and chemical contamination.

c) **Material adverse effect**

We may terminate this agreement with immediate effect and without liability on our part if one or more of the following happens:

i) a primary stock index in the location of the saleroom falls by more than 10% after the date of this agreement; ii) there is a general suspension of trading in or limitation on prices for securities traded on the London, New York, Paris or Hong Kong Stock Exchange within the month before the auction; or

iii) within the previous three months, at any other auction of items similar to the **lot**, a) the aggregate sale price for the auction was less than 60% of the **low estimate** of the auction; or b) less than 60% of all such items sold.

18. Photographs and illustrations

We have the right to photograph, video or otherwise reproduce images of the **property** in whatever way we think appropriate, as allowed by law. The copyright in any images will belong to us.

19. Other conditions

a) **Validity**

If a court finds that any part of this agreement is not valid, or is illegal or impossible to enforce, that part of the agreement will be treated as being deleted, and the rest of this agreement will not be affected.

b) **Your identity**

You confirm that your name and address set out on page 1 of this agreement are accurate. You also agree to give us any information and documents we may reasonably need to satisfy our client identification and registration procedures, and confirm that all the information and documents you give us are accurate and are originals or true copies of the originals.

c) **Personal information**

We will hold and process your personal data and information and may pass it to another **Christie's group company** for use as described in, and in line with, our privacy notice. Our privacy notice also explains certain rights that you may have in relation to your personal data. You can see a copy at http://www.christies.com/privacy and if you are a resident of California you can see a copy of our California Consumer Privacy Act statement at https://www.christies.com/aboutus/contact/ccpa.

d) **Introductory commission**

Where you have been introduced to us by someone else, you agree that we may pay an introductory commission to that person where we have agreed to do so. If we do pay an introductory commission, we require the recipient of such commission to inform you that they are receiving an introductory commission and the amount of such commission. Please contact us if you would like further information.

e) **Transferring your rights and responsibilities** You may not grant a security over or transfer your rights or responsibilities under this agreement unless we have given our written permission which we will not withhold unreasonably. This agreement will be binding on your estate, heirs and anyone who takes over your responsibilities.

f) **Translations**

If we have provided a translation of this agreement, the English version shall prevail.

g) **Indemnification**

You shall indemnify us against all costs, losses and damages of any kind associated with any claim or dispute related to any of your **warranties** in paragraph 3, or any act or omission with regard to the obligations under this agreement by you, your representatives or agents (other than Christie's) regarding the offering for sale of the **property**.

h) **Entire agreement**

This agreement is the entire agreement and understanding between you and us concerning the **property**. It will replace any and all other agreements or statements between you and us relating to the **property**.

i) **Survival**

The obligations of the parties under this agreement which by their nature would continue beyond the expiration or termination of this agreement (including, by way of illustration only, those relating to returning the **property**, liability, confidentiality, choice of law and dispute resolution) shall survive termination of this Agreement. Without limitation, this paragraph applies at a minimum to the following paragraphs: 3, 8, 12, 16, 19 and 20.

j) **Law and disputes**

This agreement and any rights arising outside of, but related to, this agreement shall be governed by Hong Kong law. Before either we or you start any court proceedings (except where we need to start proceedings to recover outstanding

payments and in the limited circumstances where the dispute, controversy or claim is related to a lawsuit brought by a third party and this dispute could be joined to that proceeding) and if we both agree, we shall each attempt to settle the dispute by mediation following the mediation procedure of the Hong Kong International Arbitration Centre ("HKIAC") with a mediator affiliated with HKIAC and mutually acceptable to each of us. If the dispute is not settled by mediation, you agree, for our benefit, that any dispute will be dealt with exclusively in the courts of Hong Kong. However, we will have the right to bring proceedings against you in any other court.

k) **Execution of this agreement**

Executed copies of this agreement transmitted by emailed pdf's shall be considered original executed copies of this agreement.

20. Confidentiality

You and Christie's agree to keep your identity and the terms of this **agreement** confidential unless otherwise agreed by you and Christie's or as required by law. You and we may each share such information with you and our respective legal and financial advisors and insurers, and use such information as required by you and us to perform your and our obligations under this agreement. We shall be entitled to indicate in the catalogue and in any **saleroom notice** that the **property** is the subject of funding arrangements.